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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cigna Benefits Financing, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Cottage Grove Rd
(No. and Street)

Bloomfield (City) CT (State) 06002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Foley (860) 803-0805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLC
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd, Suite 500 (Address) Boston (City) MA (State) 02210 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lauren Willerton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cigna Benefits Financing, Inc, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public / Commission Expires 01/31/2025 #SNPC.0155696

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

As of and for the year ended

DECEMBER 31, 2020

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)
Index
December 31, 2020

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Cigna Benefits Financing, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cigna Benefits Financing, Inc. (the "Company") as of December 31, 2020, and the related statements of income, of changes in stockholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2020 (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, Massachusetts 02210
T: (617) 530 5000; F: (617) 530 5001, www.pwc.com/us

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 25, 2021

We have served as the Company's auditor since 2011.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Financial Condition
As of December 31, 2020

(Amounts in thousands, except per share amounts)

	2020
Assets:	
Cash	$234
Income Taxes Receivable, from affiliate	5
Other Assets	14
Total Assets	$253
Liabilities:	
Accounts payable and accrued expenses, to affiliate	$100
Total Liabilities	$100
Equity:	
Common stock, $1 par value per share. Authorized and outstanding 1,000 shares	$1
Additional paid-in capital	99
Retained earnings	53
Total Equity	$153
Total Liabilities and Equity	$253

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Income
For the Year Ended December 31, 2020

(Amounts in thousands)

	2020
Income:	
Servicing fees from affiliate (see note 3)	$1,167
Expenses:	
Employee compensation and benefits	1,068
General expenses	53
Rent	53
Regulatory fees	7
Other expenses	17
Total Expenses	1,198
Income (Loss) before income taxes	(31)
Income Tax Expense (Benefit)	(6)
Net Loss	$(25)

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

(Amounts in thousands)

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance January 1, 2020	$1	$99	$78	$178
Net Loss	-	-	(25)	(25)
Balance December 31, 2020	$1	$99	$53	$153

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2020

(Amounts in thousands)

	2020
Cash Flows from operating activities:	
Net Loss	$(25)
Net changes in assets and liabilities:	
Accounts payable and accrued expenses	7
Other assets	1
Income taxes due	(5)
Net Cash used in operating activities	(22)
Cash at beginning of the year	256
Cash at end of the year	$234
Supplemental cash flows disclosures:	
Income tax received from affiliate	$1

The accompanying notes to the financial statements are an integral part of these statements.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Notes to Financial Statements
December 31, 2020

Note 1 – Organization and Nature of Business

Cigna Benefits Financing, Inc. (the "Company") is a wholly-owned subsidiary of Cigna Investments, Inc. ("CII"), which is an indirect wholly-owned subsidiary of Cigna Corporation ("Cigna"). The Company, formed in 2010, is a broker-dealer company incorporated in the State of Delaware. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission ("SEC"). CII provided an initial capital funding of $25 thousand on May 18, 2010. A second capital funding of $975 thousand, requested by FINRA as a condition of membership approval, was provided by CII on October 19, 2010. After receiving FINRA membership approval, the Company commenced operations on January 14, 2011.

The business of the Company consists of supervising the sale and servicing of variable life insurance policies issued by its affiliate, Connecticut General Life Insurance Company ("CGLIC"), and its revenue consists solely of revenue from CGLIC.

Note 2 – Summary of Significant Accounting Policies:

Basis of Presentation

The Financial Statements of the Company were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated United States federal income tax return filed by Cigna Corporation, the Company's ultimate parent. Pursuant to the Tax Sharing Agreement with Cigna Corporation, the provision for federal income taxes is computed as if it were filing on a separate return basis, except that benefits arising from credits and net operating losses are allocated to those subsidiaries producing such attributes only to the extent they have been utilized in the consolidated federal income tax provision. Note 5 contains additional information about the Company's income taxes.

Revenue Recognition

Revenue is recognized when a performance obligation is satisfied and reflects the consideration to which the Company expects to be entitled for the services rendered. In accordance with the Expense Sharing and Servicing Agreement with its affiliates, CGLIC and Cigna Health & Life Insurance Company ("CHLIC"), the Company recognizes fee income on a monthly basis. In 2020, CGLIC paid the Company $1,167 thousand for its services.

Other Assets

Other assets consist of software licenses and subscriptions that have been paid in advance and are amortized into expense over the contractual term of the agreement.

Accounting Guidance Adopted January 1, 2020

The Company adopted ASU 2016-13, Financial Instruments – Credit Losses, as of January 1, 2020. This new guidance requires companies to estimate and recognize credit losses for certain financial instruments. The adoption of this ASU did not have a material impact to the Company's financial statements.

Note 3 – Related Party Transactions

The Company has an Expense Sharing and Servicing Agreement with its affiliates, CGLIC and CHLIC. The Company reimburses CHLIC on a monthly basis for all incurred expenses, including employee compensation and benefits, rent and other general expenses. In 2020, the Company reimbursed CHLIC $1,184 thousand and received servicing fees of $1,167 thousand from CGLIC.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under the SEC Uniform Net Capital Rule, a broker/dealer that does not receive or hold funds or securities for customers nor does it carry accounts for customers is required to maintain net capital of $5 thousand or 6.67% of aggregate indebtedness, whichever is greater. The Company maintained the required minimum net capital at all times during 2020. At December 31, 2020, the Company had net capital of $135 thousand, which was $128 thousand in excess of its required net capital of $7 thousand. The Company had aggregate indebtedness of $100 thousand at December 31, 2020, and its percentage of aggregate indebtedness to net capital was 74.3 at December 31, 2020.

The Company claimed exemption throughout the year ended December 31, 2020 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the sale and servicing of variable life insurance policies where the funds are payable to the life insurance company and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Note 5 – Income Taxes

The components of income taxes for the year ended December 31 was as follows:

(In 000's)	**2020**
Current taxes/(benefit)	$(6)
Deferred taxes	-
Total income tax expense/(benefit)	$(6)

Total income tax expense for the year ended December 31, 2020 was the same as the amount computed using the nominal federal income tax rate of 21%.

Note 6 – Commitments and Contingencies

The Company has committed to reimburse CHLIC for the expenses incurred under the Expense Sharing and Servicing Agreement on its behalf within 30 days following the close of the month, as specified in the Agreement.

The Company, in its capacity as a broker-dealer, is subject to examination by regulatory agencies and can be subject to litigation and various claims. The Company's management is not aware of any matters that could have a material effect on the Company's results of operations or financial position.

Note 7 – Subsequent Events

The Company is not aware of any events that occurred subsequent to the close of the books or accounts which had a material effect on the financial condition of the Company. In preparing these financial statements, the Company has evaluated events that occurred between the balance sheet date and February 25, 2021, the date the financial statements were available to be issued.

Schedule I
Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

For the Year Ended December 31, 2020
(Amounts in thousands)

	2020
Net Capital	
Total ownership equity qualified for Net Capital	$153
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	153
Less: Nonallowable assets	18
Net Capital before haircuts on securities positions	135
Haircuts on securities	-
Net Capital	$135
Aggregate Indebtedness	
Total A.I. liabilities from Statement of Financial Condition	100
Add:	
Drafts for immediate credit	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
Total aggregate indebtedness	$100
Percentage of aggregate indebtedness to net capital	74.3
Computation of Basic Net Capital Requirement	
Minimum net capital required	$7
Excess net capital	128
Net capital less greater of: 10% of aggregate indebtedness or 120% of minimum net capital required	125

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: There are no material differences between this audited computation of Net Capital (Schedule I) prepared by Cigna Benefits Financing, Inc. and the computation included in the Company's Part IIA FOCUS Report as of December 31, 2020.

Cigna Benefits Financing, Inc.
(a wholly-owned subsidiary of Cigna Investments, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2020
Schedule II

The Company claimed exemption throughout the year ended December 31, 2020, relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendment to 17 C.F.R. § 240.17a-5 because the Company limits it business activities exclusively to the sale and servicing of variable life insurance policies where the funds are payable to the life insurance company and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Cigna Benefits Financing, Inc.

We have reviewed Cigna Benefits Financing, Inc.'s assertions, included in the accompanying Cigna Benefits Financing, Inc.'s Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the sale and servicing of variable life insurance policies where the funds are payable to the life insurance company and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 25, 2021

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, Massachusetts 02210
T: (617) 530 5000; F: (617) 530 5001, www.pwc.com/us

Cigna Benefits Financing, Inc.'s
Exemption Report

Cigna Benefits Financing, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits it business activities exclusively to the sale and servicing of variable life insurance policies where the funds are payable to the life insurance company and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Cigna Benefits Financing, Inc.

I, Lauren Willerton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Lauren G. Willerton

Title: President
Date: February 25, 2021